November 29, 2018

Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549

Geoff Kruczek

Senior Attorney

Office of Information Technologies and Services

Re: Vortex Brands, Inc.

Offering Statement on Form 1-A

Filed July 30, 2018

File No. 024-10875

Ladies and Gentlemen:

On behalf of Vortex Brands, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 2 to the Company’s Registration Statement on Form 1-A (as amended, the “Form 1-A”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Offering Statement on Form 1-A Amended September 4, 2018

Business of Registrant, page 17

1.      We note your disclosure added in response to prior comment 3. Please revise to clarify the current stage of development of the blockchain technology you intend to implement.

Response: Revised all paragraphs under this section to answer and clarify all comments. For this comment, the last half of paragraph 4 was revised to explain we are in the conceptualization stage and that we can either implement available third-party solutions or develop one of our own.

2.      Please expand your revisions in response to prior comment 4 to clarify your current and intended operations. For example, explain what you mean by acting as "central contract administrator in coordinating the efforts of all parties" and how this will result in revenues for you. Also revise to explain the current status of operations of the other parties with whom you will work, such as Tripac's manufacturing capabilities and Fazync's ability to maintain and install the proposed product. Also tell us the source of the irrevocable right and custodial right to which you refer and file those documents as exhibits. Finally, we note the disclosure regarding finalizing the pilot program and refining the manufacturing and installation process. Expand to clarify what steps remain to accomplish these objectives, including any material hurdles.

Response: Revised paragraph 1 to explain current and intended operations, including “contract administration” and how we generate revenues. Revised paragraph 5 to explain operations of other parties, primarily Tripac’s capability and new exhibit with our agreement where irrevocable and custodial rights are explained. Further explained termination of relationship with Fazync with new exhibit filed.

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3.      Please expand your revisions in response to prior comment 5 to highlight the affiliation among you and the entities referenced in your disclosure, including shared officers and directors. Please also revise to explain the purpose of assigning each affiliated entity a different operational role, as noted on page 18. Also, tell us how you determined there were no transactions requiring disclosure under Item 13 to Form 1-A.

Response: We terminated the relationship with Fazync and filed agreement as an Exhibit so affiliation and operational role comments are no longer relevant. Added disclosure to Item 13 to disclose indirect ownership of one of our Directors to one of our vendors.

Preferred Series C Stock, page 29

4.      Please address that portion of prior comment 6 that asked you to revise to clarify whether the anti-dilution features disclosed on page 30 will be triggered as a result of this offering. If so, please tell us whether you will have sufficient authorized share capital to fully conduct the offering after potential conversions.

Response: Added wording on page 29-30 of Form 1-A: “The anti-dilution feature will not be triggered because of this offering since the price of the current offering is fixed at $0.005 per share, higher than the as-issued price of Series C Preferred of $0.001 per share disclosed on page 13...”

Exhibits

5.      Please address that portion of prior comment 8 that asked you to clarify how you determined that paragraphs 3.d, 4.g, 4.j and 4.k of exhibit 4.1 are appropriate and consistent with the federal securities laws.

Response: New updated and revised subscription agreement filed under Exhibit 4.1.

If you have additional comments or questions, please contact me at todd.higley@gmail.com

Sincerely,

/s/ Todd Higley

Todd Higley

CEO

Vortex Brands, Inc.

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